Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

December 6, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hammerhead Energy Inc.

Amendment No. 1 to Registration Statement on Form F-4

Filed November 18, 2022

File No. 333-267830

Ladies and Gentlemen:

On behalf of Hammerhead Energy Inc. (the “Company”), we acknowledge receipt of the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 2, 2022, with respect to Amendment No. 1 to the Registration Statement on Form F-4, File No. 333-267830, filed with the Commission on November 18, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4 filed November 18, 2022

What are some of the positive and negative factors the DCRD Board and the Special Committee considered…, page 10

1.

We note your revised disclosure in response to prior comment 4 stating that the Hammerhead Projections and the Risk-Adjusted Projections provide that Hammerhead’s Levered Free Cash Flow (defined as EBITDA less Cash Interest Expense, Cash Taxes, Capital Expenditures and Lease Expenses, and Increases in Net Working Capital) will be meaningfully positive by 2024 at current commodity prices as of September 2022. Please revise to clarify your definition of “meaningfully.”

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 10 and 150 of Amendment No. 2.

Securities and Exchange Commission

December 6, 2022

Risk Factors

New SPAC will be a “controlled company” within the meaning of the NASDAQ corporate governance standards…, page 82

2.

We note you revised your prospectus cover page to reflect that following the completion of the business combination, the Riverstone Parties will control 58.5% of the voting power of the outstanding New SPAC Common Shares assuming none of the DCRD Public Shareholders elect to redeem their New SPAC Class A Common Shares that they receive in exchange for their DCRD Class A Ordinary Shares in connection with the Business Combination. Please make corresponding revisions to your risk factor disclosure here.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 82 of Amendment No. 2.

Structure of the Business Combination, page 130

3.	We note your response to prior comment 14. Please further revise your organizational diagrams at pages 31 and 131 to include your interim, or illustrative, redemption level.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 31 and 131 of Amendment No. 2.

The Business Combination

Background of the Business Combination, page 140

4.

We note your response to prior comment 18 and reissue in part. Please expand your disclosure to discuss in greater detail the basis for DCRD management’s and the Special Committee’s belief that the initial valuation of CAD 1.2 billion still supported an increased valuation of CAD$1.34 billion.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 143-144 of Amendment No. 2.

Securities and Exchange Commission

December 6, 2022

Material U.S. Federal Income Tax Considerations for U.S. Holders

The Domestication and SPAC Amalgamation, page 189

5.

We note your revised disclosure in response to prior comment 22 stating that, due to the absence of clear and complete guidance regarding the treatment of amalgamations under Canadian law for U.S. federal income tax purposes, the intended U.S. federal income tax treatment of the Domestication and SPAC Amalgamation is not free from doubt, and that no assurance can be given that a tax advisor will agree with your intended U.S. federal income tax treatment of the Domestication and SPAC Amalgamation or that the IRS would not assert, or that a court would not sustain, a contrary position. Please elaborate on why the treatment of amalgamations under Canadian law for U.S. federal income tax purposes is “not free from doubt,” and describe any significant legal and factual uncertainties regarding the tax treatment of the Domestication and SPAC Amalgamation.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 189 of Amendment No. 2.

Business of Hammerhead and Certain Information About Hammerhead

Summary of Corporate Reserves, page 269

6.

We note your response to prior comment 32, including the expanded disclosure relating to the material changes that occurred in the proved undeveloped reserves for the year ended December 31, 2021. The explanation for the changes for new reserves added as extensions and discoveries indicates the overall change includes certain net quantities resulting from the “recovery of several of the previous year’s uneconomic locations.” We believe that reserve additions resulting from a change in economic factors should be classified as revisions of the previous estimates consistent with the guidance in subparagraph (a) of FASB ASC 932-235-50-5 relating to the changes that occur in total proved reserves.

Please revise the classifications within your reserve reconciliation and the associated narratives accordingly. This comment also applies to your reclassification of similar locations included as part of the reconciliation of the changes in proved undeveloped reserve for the year ended December 31, 2020 and total proved reserves for the years ended December 31, 2021 and 2020.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 269-270 and 272 of Amendment No. 2.

Securities and Exchange Commission

December 6, 2022

Hammerhead Management’s Discussion and Analysis of Financial Condition and Results of Operations

Production, page 305

7.

We note your response to prior comment 36 and reissue the comment in part. We also note the disclosure in the reserve reports filed as Exhibits 99.6 and 99.7 appear to indicate the properties in the Karr and Gold Creek areas in the Province of Alberta of Western Canada individually contain 15% or more of total proved reserves at December 31, 2021 and 2020. Please refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X and revise your disclosure accordingly.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 306-307 of Amendment No. 2.

Land Acreage, page 333

8.

We note from your response to prior comment 38 you determined that you do not have any material concentrations of expiring undeveloped acreage. We also note disclosure on page 333 indicating your net undeveloped acreage represents a significantly large proportion, approximately 83%, of your total net acreage as of September 30, 2022.

Please tell us the net amounts of undeveloped acreage subject to expiration during each of the next five annual periods, the conditions necessary to retain or renew your acreage, and the how the expiration of such acreage could impact your future development plans, particularly any proved undeveloped locations.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that as of September 30, 2022, Hammerhead Resources Inc. (“Hammerhead”) held 94,374 net undeveloped acres. Approximately 95% of Hammerhead’s undeveloped acreage is held indefinitely. Of the remaining 5%, 640 net acres will expire in June 2023, 640 net acres will expire in August 2023 and 640 net acres will expire in November 2023. A further 864 acres are also scheduled to expire in 2023, however Hammerhead is expecting to receive continuation for those lands. In August 2024, 448 net acres are set to expire, which Hammerhead is expecting will be continued. In March 2025, 896 net acres are set to expire, which Hammerhead is expecting will be continued. Finally in 2027, 1,280 net acres will expire. Of the lands expiring, 672 net acres hold proved undeveloped reserves, all of which expire in March 2025. Due to the recent activity in the area and associated production from multiple competitor wells, the Company is confident that the lands holding reserves will be continued. The other expiring lands do not hold reserves nor do they impact the Company’s near term development plans. Hammerhead will apply to Alberta Energy for continuation of all expiring lands. Continuation will be awarded if the lands are deemed by Alberta Energy as capable of production meaning the lands must have associated production or Hammerhead must be able to include mapping that proves the potential productivity of the lands. In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 335 of Amendment No. 2.

Securities and Exchange Commission

December 6, 2022

Executive Compensation

Historical Compensation of Hammerhead’s Executive Officers - Year Ended December 31, 2021, page 348

9.	We note your revised disclosure in footnote 2 to the Historical Compensation of Hammerheads Executive Officers. Please note that bonuses must be reported in the year earned. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 350-351 of Amendment No. 2.

Exhibits

10.

We note you have increased the number of Class A Common Shares to be issued to 127,759,879. Please include a revised registration fee table to account for the increased number of Class A Common Shares that you intend to issue.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised Exhibit 107 of Amendment No. 2.

*        *         *        *        *

Securities and Exchange Commission

December 6, 2022

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

cc:	Liz Packebusch

Karina Dorin

John Hodgin

Joanna Lam

Raj Rajan

Securities and Exchange Commission

Scott Sobie

Hammerhead Energy Inc.

Peter Haskopoulos

Decarbonization Plus Acquisition Corporation IV

E. Ramey Layne

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Bill Maslechko

Burnet, Duckworth & Palmer LLP

Ian M. Hazlett

Paul, Weiss, Rifkind, Wharton & Garrison LLP